April 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Modular Medical, Inc.
Registration Statement on Form S-3
Registration No. 333-264193
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Modular Medical, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Tuesday, April 19, 2022, or as soon thereafter as possible.

* * * *

Very truly yours,

MODULAR MEDICAL, INC.

By:	/s/ James E. Besser
James E. Besser
Chief Executive Officer

16772 West Bernardo Drive, San Diego, CA 92127 – 858.800.3500 – modular-medical.com